Exhibit 99.4

Announcement Summary

Entity name

ADVANCED HEALTH INTELLIGENCE LTD

Announcement Type

New announcement

Date of this announcement

13/6/2023

The Proposed issue is:

☑ A placement or other type of issue

Total number of +securities proposed to be issued for a placement or other type of issue

ASX +security code	+Security description	Maximum Number of
		+securities to be issued

New class-code to be confirmed	2,500,000 unlisted Options at an exercise price of AUD$0.35 per Option expires in two yrs on 13/6/25	2,500,000

AHI	ORDINARY FULLY PAID	20,000,000

Proposed +issue date

14/6/2023

Refer to next page for full details of the announcement

Proposed issue of securities	1 / 6

Part 1 - Entity and announcement details

1.1 Name of +Entity

ADVANCED HEALTH INTELLIGENCE LTD

We (the entity named above) give ASX the following information about a proposed issue of +securities and, if ASX agrees to +quote any of the +securities (including any rights) on a +deferred settlement basis, we agree to the matters set out in Appendix 3B of the ASX Listing Rules.

If the +securities are being offered under a +disclosure document or +PDS and are intended to be quoted on ASX, we also apply for quotation of all of the +securities that may be issued under the +disclosure document or +PDS on the terms set out in Appendix 2A of the ASX Listing Rules (on the understanding that once the final number of +securities issued under the +disclosure document or +PDS is known, in accordance with Listing Rule 3.10.3C, we will complete and lodge with ASX an Appendix 2A online form notifying ASX of their issue and applying for their quotation).

1.2 Registered Number Type	Registration Number

ABN	85602111115

1.3 ASX issuer code

AHI

1.4 The announcement is

☑ New announcement

1.5 Date of this announcement

13/6/2023

1.6 The Proposed issue is:

☑ A placement or other type of issue

Proposed issue of securities	2 / 6

Part 7 - Details of proposed placement or other issue

Part 7A - Conditions

7A.1 Do any external approvals need to be obtained or other conditions satisfied before the placement or other type of issue can proceed on an unconditional basis?

☑ No

Part 7B - Issue details

Is the proposed security a ‘New class’ (+securities in a class that is not yet quoted or recorded by ASX) or an ‘Existing class’ (additional securities in a class that is already quoted or recorded by ASX)?	Will the proposed issue of this +security include an offer of attaching +securities? ☑ No
☑ Existing class

Details of +securities proposed to be issued

ASX +security code and description

AHI : ORDINARY FULLY PAID

Number of +securities proposed to be issued

20,000,000

Offer price details

Are the +securities proposed to be issued being issued for a cash consideration?

☑ Yes

In what currency is the cash consideration being paid?	What is the issue price per +security?

AUD - Australian Dollar	AUD 0.25000

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class?

☑ Yes

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Is the proposed security a ‘New class’ (+securities in a class that is not yet quoted or recorded by ASX) or an ‘Existing class’ (additional securities in a class that is already quoted or recorded by ASX)?	Will the proposed issue of this +security include an offer of attaching +securities? ☑ No
☑ New class

Details of +securities proposed to be issued

ISIN Code (if Issuer is a foreign company and +securities are non CDIs)

Have you received confirmation from ASX that the terms of the proposed +securities are appropriate and equitable under listing rule 6.1?	Will the entity be seeking quotation of the ‘new’ class of +securities on ASX? ☑ No
☑ No

ASX +security code	+Security description

New class-code to be confirmed	2,500,000 unlisted Options at an exercise price of AUD$0.35 per Option expires in two yrs on 13/6/25

+Security type

Options

Number of +securities proposed to be issued

2,500,000

Offer price details

Are the +securities proposed to be issued being issued for a cash consideration?

☑ No

Please describe the consideration being provided for the +securities

Options to be issued as part remuneration for services rendered by Evolution Capital Pty Ltd.

Please provide an estimate of the AUD equivalent of the consideration being provided for the +securities

250,000.000000

Will all the +securities issued in this class rank equally in all respects from their issue date?

☑ Yes

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Options details

+Security currency	Exercise price	Expiry date

AUD - Australian Dollar	AUD 0.3500	13/6/2025

Details of the type of +security that will be issued if the option is exercised

AHI : ORDINARY FULLY PAID

Number of securities that will be issued if the option is exercised

One ordinary share issued for every option exercised.

Please provide a URL link for a document lodged with ASX setting out the material terms of the +securities proposed to be issued or provide the information by separate announcement.

The terms of the Options have been attached to the Private Placement announcement issued on 13 June 2023.

Part 7C - Timetable

7C.1 Proposed +issue date

14/6/2023

Part 7D - Listing Rule requirements

7D.1 Has the entity obtained, or is it obtaining, +security holder approval for the entire issue under listing rule 7.1?

☑ No

7D.1b Are any of the +securities proposed to be issued without +security holder approval using the entity’s 15% placement capacity under listing rule 7.1?

☑ Yes

7D.1b ( i ) How many +securities are proposed to be issued without security holder approval using the entity’s 15% placement capacity under listing rule 7.1?

544,604 ordinary shares in AHI.

7D.1c Are any of the +securities proposed to be issued without +security holder approval using the entity’s additional 10% placement capacity under listing rule 7.1A (if applicable)?

☑ Yes

7D.1c ( i ) How many +securities are proposed to be issued without +security holder approval using the entity’s additional 10% placement capacity under listing rule 7.1A?

19,455,396 ordinary shares in AHI

7D.1c ( ii ) Please explain why the entity has chosen to do a placement rather than a +pro rata issue or an offer under a +security purchase plan in which existing ordinary +security holders would have been eligible to participate

Given the amount of capital proposed to be raised, a private placement is considered to be a lower cost option for AHI, rather than a pro-rata issue to existing shareholders. It also brings an institutional shareholder on to AHI’s Share Register.

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7D.2 Is a party referred to in listing rule 10.11 participating in the proposed issue?

☑ No

7D.3 Will any of the +securities to be issued be +restricted securities for the purposes of the listing rules?

☑ No

7D.4 Will any of the +securities to be issued be subject to +voluntary escrow?

☑ No

Part 7E - Fees and expenses

7E.1 Will there be a lead manager or broker to the proposed issue?

☑ Yes

7E.1a Who is the lead manager/broker?

Evolution Capital Pty Ltd

7E.1b What fee, commission or other consideration is payable to them for acting as lead manager/broker?

A 6% cash fee charged on the amount of the Capital raised and the issue of 2,500,000 unlisted options at an exercise price of AUD$0.35, expiring on 13 June 2025.

7E.2 Is the proposed issue to be underwritten?

☑ No

7E.4 Details of any other material fees or costs to be incurred by the entity in connection with the proposed issue

Nil

Part 7F - Further Information

7F.01 The purpose(s) for which the entity is issuing the securities

To raise working capital to further develop AHI’s suite of products.

7F.1 Will the entity be changing its dividend/distribution policy if the proposed issue proceeds?

☑ No

7F.2 Any other information the entity wishes to provide about the proposed issue

Nil

7F.3 Any on-sale of the +securities proposed to be issued within 12 months of their date of issue will comply with the secondary sale provisions in sections 707(3) and 1012C(6) of the Corporations Act by virtue of:

☑ The publication of a +disclosure document or +PDS involving the same class of securities as the +securities proposed to be issued that meets the requirements of section 708A(11) or 1012DA(11)

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